Exhibit 4.5

UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF CALIFORNIA

In re NOVATEL WIRELESS SECURITIES LITIGATION	) )	Civil No.08cvl689 AJB (RBB)
	) )	ORDER GRANTING MOTION TO AMEND THE JUDGMENT DATE
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This Document Relates to	)	[Doc. No. 525]
ALL ACTIONS.	)
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This matter comes before the Court on Defendants’ motion to amend the judgment entered June 23, 2014. (Doc. No. 525.) Specifically, Defendants request this Court to amend the date such that judgment is entered as of the date of the final approval hearing, i.e., June 20,2014. Plaintiffs’ oppose. (Doc. No. 527.) As the error committed by the Court is a clerical mistake within the scope of Federal Rule of Civil Procedure 60(a), Defendants’ motion is GRANTED.

I.	BACKGROUND

On Friday June 20, 2014, this Court held a hearing on: (1) the final approval of Settlement Stipulation; (2) the plan of distribution of the net settlement proceeds in the action; and (3) award of attorneys’ fees and expenses to Lead Counsel for Lead Plaintiffs.

Additionally, the Court heard oral arguments on a motion to intervene for purposes of opposing the final approval of Settlement. After full consideration of all Parties’ respective position, the Court, during the hearing: (1) granted the motion to intervene; (2) overruled the objections; and (3) approved the Settlement, plan of distribution of settlement, and award of attorneys’ fees and expenses. The Court noted its intent to issue the final written order memorializing the actions taken at the hearing later that day. However, judgment was not entered and filed until one court date later on June 23, 2014. (Doc. Nos. 522; 521; 520; 519.) Defendants now seek an amendment of the final judgment to reflect the date of the hearing

II.	DISCUSSION

A.	Legal Standard

Pursuant to Federal Rule of Civil Procedure 60(a), “[c]lerical mistakes in judgments, orders or other parts of the record and errors therein arising from oversight or omission may be corrected by the court at any time of its own initiative or on the motion of any party and after such notice, if any, as the court orders.” Fed. R. Civ. Proc. 60(a). In determining whether a mistake may be corrected under this rule, the Ninth Circuit focuses on what the court originally intended to do. Tattersalls, Ltd. v. DeHaven, 745 F.3d 1294, 1297 (9th Cir. 2014) (citing Blanton v. Anzalone, 813 F.2d 1574, 1588 (9th Cir. 1987). Thus, “[t]he basic distinction between ‘clerical mistakes’ and mistakes that cannot be corrected pursuant to Rule 60(a) is that the former consist of ‘blunders in execution’ whereas the latter consist of instances where the court changes its mind.” Blanton, 813 F.2d at n.2.

B.	Analysis

In the instant case, the Court’s original intention was that judgment would be signed and entered as of the date of the hearing. Correcting the date to reflect this intention is within the purview contemplated by Rule 60(a). See Garamendi v. Henin, 683 F.3d 1069, 1079-81 (9th Cir. 2012) (concluding Rule 60(a) “allows a court to clarify a judgment in order to correct a failure to memorialize part of its decision, to reflect the necessary implications of the original order, to ensure that the court’s purpose is fully implemented, or to permit enforcement.”) “The ‘touchstone’ of Rule 60(a)…. is ‘fidelity to the intent behind the original judgment.”’ Tattersalls, 745 F.3d at 1298 (quoting Garamendi, 683 F.3d at 1078). This was not an instance in which the Court consciously changed its mind intending the date of judgment to be one court date after. See id. (“A clerical error…. is a blunder in execution that the court may try to correct so long as it does not change its mind.” (internal quotation marks and citations omitted)).

Plaintiffs oppose the motion arguing it does not meet Rule 60’s standards and Defendants in actuality are asking the Court to absolve them of the obligation under the negotiated settlement agreement.1 (Doc. No. 527 at 2-4.) The Court disagrees. Indeed, the Court stated, from the bench, its approval of the final Settlement Stipulation, plan of distribution, and award of attorneys’ fees and costs at the June 20, 2014 hearing. During the proceedings, Court noted its intent to issue the final written approval orders and judgment soon thereafter. However, due to the lateness of the proceeding that day and the voluminous amount of work caused by a heavy calendar, the Court was unable to issue the final orders, file them, and enter judgment until one court date later on Monday June 23,2014. Such an oversight and/or omission constitutes the type of “blunder in execution” contemplated by the Ninth Circuit for proper resolution under Rule 60(a). Blanton, 813 F.2d at 1577, n.2. As such, an amendment of the date of judgment is proper under Rule 60(a) as it would memorialize the Court’s original intent.

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[1]	The Settlement Stipulation provides:

NWI agrees that, with respect to the Settlement Stock, if the price of the common stock of NWI is trading below $2.077 per share on the date the Court enters the Judgment, NWI shall, within thirty (30) days thereof, contribute to the Settlement Fund the cash amount representing the difference between $2.077 per share and the average closing price of NWI stock for the 15 trading days prior to the date the Court enters the Judgment multiplied by 2,407,318.

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III.	CONCLUSION

For the foregoing reasons, Defendants’ motion to amend pursuant to Rule 60(a) is GRANTED. The judgment in this action is deemed entered on June 20,2014. The Clerk of Court is instructed to amend the docket filing date accordingly.

DATED: July 8, 2014

Hon. Anthony J. Battaglia
U.S. District Judge

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